UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __ )*

MULTI SOFT II, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

62547X107
(CUSIP Number)

N/A
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62547X107	Page 2

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification No. of Above Person
	Vector Group Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
	5	SOLE VOTING POWER

NUMBER OF		666,433
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		666,433
WITH	8	SHARED DISPOSITIVE POWER

		—
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	666,433
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	54.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No. 62547X107	Page 3

ITEM 1	(a)	Name of Issuer.	Multi Soft II, Inc.

	(b)	Address of Issuer's Principal Executive Offices
100 SE Second Street, Suite 3200
Miami, Florida 33131

ITEM 2	(a)	Name of Person Filing:	Vector Group Ltd.

	(b)	Address of Principal Business Office:
100 SE Second Street, Suite 3200
Miami, Florida 33131

	(c)	Citizenship:	Delaware

	(d)	Title of Class of Securities:	Common Stock, par value $0.001 per share

	(e)	CUSIP Number:	62547X107

ITEM 3			If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________.

CUSIP No. 62547X107	Page 4

ITEM 4		Ownership

Provide the following information regarding aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:	666,433	shares of Common Stock

	(b)	Percent of class:	54.0%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote
		666,433	shares of Common Stock

		(ii)	Shared power to vote or to direct the vote
0 shares

		(iii)	Sole power to dispose or to direct the disposition of
		666,433	shares of Common Stock

		(iv)	Shared power to dispose or to direct the disposition of
0 shares

ITEM 5	Ownership of Five Percent or Less of a Class

Not applicable

ITEM 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

ITEM 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

ITEM 8	Identification and Classification of Members of the Group

Not applicable

ITEM 9	Notice of Dissolution of Group

Not applicable

ITEM 10	Certification

Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 28, 2013

VECTOR GROUP LTD.
By:	/s/ J. Bryant Kirkland III
	Name:	J. Bryant Kirkland III
	Title:	Vice President, Treasurer and Chief Financial Officer